DERIVATIVES RISK MANAGEMENT PROGRAM SUPPORT SERVICES ADDENDUM

Schedule A

Amended January 28, 2025

Funds

Westwood Salient Enhanced Midstream Income ETF

Westwood Salient Enhanced Energy Income ETF

Westwood LBRTY International Equity ETF

Westwood LBRTY Global Equity ETF

Westwood LBRTY Emerging Markets Equity ETF

Exh (h)(1)(A)(iii)(b) -1